Michael A. Ramirez

Attorney

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

June 5, 2020

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946)

Initial Registration Statement on Form N-4; Pacific Choice Income

File No. 333-236927

Separate Account A of Pacific Life & Annuity Company (811-09203)

Initial Registration Statement on Form N-4; Pacific Choice Income

File No. 333-236928

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments dated May 5, 2020, received in connection with the above referenced Initial Registration Statements on Form N-4, filed March 6, 2020. All disclosure changes included in this response will be made to all registration statements referenced above, as applicable, by pre-effective amendment.

GENERAL

1.	Staff Comment: Our comments are made with respect to the PLIC Registration Statement and reference page numbers in that registration statement. Unless otherwise specified, please apply these comments to the parallel disclosure in the PLAC Registration Statement.

Response: Duly noted.

2.	Staff Comment: Please confirm that all missing information, including all exhibits, will be filed in pre effective amendments to the registration statements. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

Response: We hereby confirm that any missing information and any additional exhibits will be included and filed via a pre-effective amendment to the registration statements.

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June 5, 2020

3.	Staff Comment: Where a comment is made with regard to disclosure in one location of a registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement. In particular, to the extent applicable, all comments relating to: (i) the Future Income Generator (“FIG”) (Single) rider apply to the FIG (Joint) rider; the Enhanced Income Select 2 (“EIS 2”) (Single) rider apply to the EIS 2 (Joint) rider; the FIG (Single) rider apply to the EIS 2 (Single) rider; and (iv) the FIG (Joint) rider apply to the EIS 2 (Joint) rider.

Response: Duly noted.

4.	Staff Comment: Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any contract features or benefits, or whether each Company will be solely responsible for any benefits or features associated with the Contracts issued by its separate accounts.

Response: Other than reinsurance contracts, we hereby confirm that there are no third-party support agreements; the Company is primarily responsible for paying out any guarantees associated with the Policies.

PROSPECTUS SUPPLEMENT

5.	Staff Comment: In the first sentence of the supplement, please add “Pacific Choice Income” immediately before “variable annuity prospectus (“Prospectus”)”. In the third sentence, please replace “the applicable prospectus” with the defined term “Prospectus.”

Response: We included the suggested language.

6.	Staff Comment: Please delete the second sentence of the second paragraph since the supplement does not replace or supersede any previously issued supplement.

Response: We removed the referenced language from the supplement.

7.	Staff Comment: Immediately after “[t]he percentages below apply for applications signed between [ ], 2020 and [ ], 2020,” please insert “these percentages cannot be changed during this period”.

Response: We included the requested disclosure.

8.	Staff Comment: The introduction to the second table on page 2 states that “[t]he Guaranteed Lifetime Income Percentage for the current period is:” and provides percentages under the EIS 2 riders before age 59½ and for age 59½ and older. The riders provide no lifetime income benefit before age 59½. Please delete the first line of the table, insert “None” in that line, or explain the reason for inclusion of the line.

Response: We inserted “0%” into the Guaranteed Lifetime Income Percentage row to clearly show that the benefits of the rider do not apply prior to the Designated Life reaching the age of 59½ years.

9.	Staff Comment: In the second and third bullets on page 2 of the supplement, please clarify that Contract Owners will receive the higher percentage(s) in effect on the issue date.

Response: We modified the above-referenced disclosure to clarify that the Contract Owners will receive the higher percentages.

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June 5, 2020

PROSPECTUS

General

10.	Staff Comment: Please confirm that Prospectus has been or will be updated as necessary to reflect changes effected by the SECURE Act and the CARES Act.

Response: We confirm that the Prospectus have been or will be updated to reflect changes effected by the SECURE Act and the CARES Act.

11.	Staff Comment: The Prospectus states that any guarantees provided for under the Contract or through the riders, along with amounts invested in the fixed account, are subject to the Company’s financial strength and claims-paying ability. Given the significant market events that have occurred as a result of the COVID-19 pandemic, please consider whether the disclosure should be revised based on how these events could affect the Company’s financial strength and claims-paying ability, including the ability to timely process claims. If the Company believes that no additional disclosure is warranted, please explain supplementally why not.

Response: During this trying time, we activated the business continuity plans we had in place.  We are not experiencing any interruptions in the services we provide. We continue processing contract owner requests made by telephone or mail. We are well capitalized and continue to be financially strong in this market environment.  We have a significant amount of capital and liquidity and an RBC ratio that is one of the highest in the industry.

As the entire country manages the COVID-19 pandemic, it is a very fluid and changing environment. Given such rapid change, we established a COVID-19 section of our publicly available website PacificLife.com. This approach provides much more real-time information as we all work through this pandemic.  The COVID-19 link is prominent and provides the most updated information on what we are doing as well as our Financial Strength ratings which investors will want to know for the guarantees we provide.

Prospectus Cover

12.	Staff Comment: In the interest of clear and concise presentation, please consider removing the Fund names from the cover page, and include only the names of the portfolio companies that are shown on the next page. (See Item 1(a)(viii) to Form N-4.)

Response: Thank you for the comment.  We have taken this comment into consideration and would like to keep the disclosure structure as is, which was previously discussed with the Staff. As the available fund line up grows, listing every available underlying portfolio on the cover page begins to impede on other required cover page disclosure.  We list the fund complexes on the first page, with direction that all available underlying portfolios are listed on the very next page.  We will re-consider this approach once the Rule 30e-3 disclosure is removed from the cover page next prospectus update season.

Variable Investment Options

13.	Staff Comment: The “Termination of Rider” provision in each rider appended as an exhibit to the registration statement states that the rider will terminate on “the day any portion of the Contract Value is no longer invested according to the Investment Allocation Requirements applicable to this Rider.” We note that the termination section in the discussion of each rider in the Prospectus does not state that the

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rider will terminate if the Contract Value is not invested according to the Investment Allocation Requirements. We further note that no investment allocation requirements are disclosed in the Prospectus and that the Prospectus makes conflicting statements about this matter. For example, the Prospectus states in a number of places, including page 40, that “[a]ll available [Variable] Investment Options are allowable Investment Options for rider purposes.” By contrast, the last sentence of page 11 of the Prospectus states that “you must invest your entire Contract Value in an asset allocation program or in the Investment Options we make available for these riders.” Please clarify supplementally: (i) whether there is an asset allocation program, Investment Allocation Requirements or any other restrictions on investments in the [Variable] Investment Options; and (ii) whether a rider will terminate if any portion of the Contract Value is no longer invested according to the Investment Allocation Requirements or any other restrictions.

Response: For the variable product issued through this Registration Statement there are no current investment allocation restrictions since all variable investment options (excluding any money market fund) are eligible for investment. As a result, it is impossible for a rider to terminate based on how the contract value is allocated. Currently, we do not have any asset allocation programs for this product but intend to add such a program in the future.

The Rider forms filed as exhibits are filed with the Interstate Compact Commission (ICC) for state approval. The Rider forms will be used in conjunction with other variable annuity products outside of this registration statement. Such products outside of this Registration Statement may have investment allocation restrictions that could terminate the rider. For the product you are reviewing, the riders will not terminate due to how the contract value is allocated amongst the investment options. The ICC permits variations in rider forms to provide flexibility without filing multiple versions of a rider and generally provisions that are bracketed are either added or removed from the rider form when issued based on the particular variable product that offers that rider. Although there are certain termination provisions in the rider form (filed as exhibits), any references to rider termination due to investment allocation requirements will not be included in the actual rider that will be sent to a contract owner that purchases this product. You will see in the rider forms that provisions requiring certain allocations are bracketed in both the termination sections of each rider and in Appendix A. The ICC also requires certain provisions when filing rider forms that may or may not apply to every variable product that will offer such riders. We are required to have that Appendix A in our rider forms so there is always a concept of investment allocation, however, as stated previously, no restriction or requirements will be included for this product.

Overview

Contract Basics (p. 8)

14.	Staff Comment: The second paragraph states that “[t]his Contract may not be the right one for you if you need to withdraw money for short-term needs, because withdrawal charges and tax penalties for early withdrawal may apply.” Please add disclosure to this paragraph that an investor should also consider that the benefits of the living benefit rider aren’t available until age 59½ and that early withdrawals can reduce and even terminate the benefits under the rider.

Response: We added the following disclosure to the referenced paragraph in the Contract Basics subsection [new language is underlined]:

“This Contract may not be the right one for you if you need to withdraw money for short-term needs, because withdrawal charges and tax penalties for early withdrawal may apply. Additionally, since the

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benefits associated with the living benefit riders are not available until the Designated Life is 59½ years of age or older, early withdrawals may reduce or terminate the benefits associated with the riders.”

15.	Staff Comment: Please state in this section that a living benefit rider must be purchased with the Contract and cross-reference the discussion of living benefit riders under “Overview.”

Response: We included additional disclosure in this section as follows:

“You must purchase a guaranteed minimum withdrawal benefit rider with this Contract. The guaranteed minimum withdrawal benefit riders focus on providing an income stream for life through withdrawals during the accumulation phase, if certain conditions are met. See the OVERVIEW – Living Benefit Riders section for a list of the guaranteed minimum withdrawal benefit riders currently available for purchase with this Contract.”

Your Right to Cancel (“Free Look”)(pp.8-9)

16.	Staff Comment: Please provide a more complete summary of the Free Look period and what an investor can expect to receive upon cancellation. Please include at least the following information:

(i)       the Free Look period is usually 10 calendar days, but may vary per state law or if the investor is replacing another annuity contract or life insurance policy; (ii) in most states, a Contract Owner will receive a refund of Contract Value, plus all amounts deducted as Contract fees and charges; (iii) in states where the Company is required to refund Purchase Payments, the Company will return the greater of Purchase Payments (less any withdrawals made) or the Contract Value; and (iv) if the Contract was issued as an IRA and it is returned within 7 calendar days, the Company will return the greater of Purchase Payments (less any withdrawals made) or the Contract Value.

Response: We added the above disclosure to the requested subsection.

Living Benefit Riders (pp. 11-12)

17.	Staff Comment: Please add disclosure to this section to alert potential investors to the contingent nature of the benefits under these riders (e.g., that: (i) withdrawals while the Contract Value is greater than zero are withdrawals of the investor’s own money; (ii) the Company is only required to start using its own money to make lifetime income payments to the Contract Owner when and if the Contract Owner’s Contract Value is reduced to zero (other than due to an excess withdrawal); and (iii) the investor may not ever receive lifetime income payments from the Company’s money).

Response: We added the following disclosure to the relevant sections:

“Withdrawals made under the riders are from the Contract Owner’s Contract Value until the Contract Value goes to zero. We are only required to make lifetime income payments to the Contract Owner once the Contract Value is reduced to zero (except due to Excess Withdrawals), which may not occur.”

18.	Staff Comment: The third sentence of the section states that “[t]he riders offer the potential to lock in market gains on each Contract Anniversary …” “Lock in market gains” may suggest to investors that his/her Contract Value cannot decrease below his/her highest Variable Account Value. Please clarify the disclosure to state that the riders offer the opportunity to reflect market gains on each Contract Anniversary for purposes of calculating the Protected Payment Base which is used to calculate the allowable withdrawal amount for a Contract Year. Please also clarify that the Protected Payment Base

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is not the Contract Value, cannot be withdrawn as a lump sum, is not payable as a death benefit, and is not used in calculating any annuity option available under the Contract.

Response: We included additional disclosure in this section as follows (new language underlined):

“The riders also offer the potential to lock in market gains on each Contract Anniversary, which are used to calculate annual rider withdrawal limits. Such “locked-in” market gains are not added to the Contract Value, withdrawable as a lump sum, payable as a death benefit, or used in calculating any annuity option under the Contract before the maximum Annuity Date but may increase the annual amount you may withdraw each year under the rider.”

19.	Staff Comment: The Prospectus states that “[i]f the Designated Life (or youngest Designated Life for joint versions) is at or above the age for lifetime withdrawal eligibility, the riders provide an income stream regardless of market performance, even if your Contract Value is reduced to zero (due to withdrawals, fees, market performance or otherwise)”. With respect to the immediately preceding parenthetical, please: (i) replace “otherwise” with any other specific factors that may reduce the Contract Value to zero without terminating the rider; and (ii) except out Excess Withdrawals since an Excess Withdrawal will terminate the rider.

Response: We removed “otherwise” and excepted “Excess Withdrawals” in the parenthetical.

20.	Staff Comment: The Prospectus states here and elsewhere that “[i]f the Designated Life (youngest Designated Life for joint versions) is below the age for lifetime withdrawal eligibility and your Contract Value goes to zero (due to withdrawals, fees, market performance, or otherwise) [(emphasis added)] before the Designated Life (youngest Designated Life for joint versions) reaches the eligibility age for lifetime withdrawals, the rider will terminate and no further withdrawal may be made under the rider”. The “Termination of Rider” provisions in the riders appended as Exhibits 99.4(i), (j) and (k) to the registration statement simply provide that the riders will terminate if a withdrawal before age 59½ reduces the Contract Value to zero. Please reconcile this inconsistency.

Response: We modified the disclosure to indicate examples of how the Contract Value may be reduced to zero rather than attempting an exhaustive or definitive list. We also clarified portions of the Prospectus to clarify that “withdrawals” under the riders include the applicable charges, fees, and taxes, and so is consistent with the contract language.

21.	Staff Comment: The third paragraph on page 12 states “[t]aking a withdrawal before a certain age or a withdrawal that is greater than the annual withdrawal amount (“excess withdrawal”) under a particular Rider may result in adverse consequences such as a permanent reduction in Rider benefits or the failure to receive lifetime withdrawals under a Rider.” Please consider making this statement more prominent. The parallel disclosure in the PLAC Registration Statement also includes the following statement “[i]f you would like to make an excess withdrawal and are uncertain how an excess withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction specific calculation showing the effect of the excess withdrawal.” Please add the same disclosure on page 12 and elsewhere in the PLIC Registration Statement, as appropriate. If the statement will not be added, please supplementally explain why not.

Response: The first sentence of the above-referenced paragraph regarding certain non-compliant withdrawals was bolded to make it more prominent. Additionally, we included the parallel disclosure from PLA regarding the ability to contact us regarding a calculation of the effect of a non-compliant withdrawal.

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June 5, 2020

Fees and Expenses (pp. 13-14)

22.	Staff Comment: The Prospectus states that Contract Owners should see the Contract for details on state premium taxes and/or other taxes. Please revise that disclosure to include a cross-reference to the discussion of premium taxes in the Prospectus instead.

Response: We modified the reference to the appropriate section of the Prospectus which discusses how premium taxes may be charged.

23.	Staff Comment: Please indicate in the Separate Account A Annual Expenses table that the figures are maximum charges.

Response: We confirm that the figures in the Separate Account A Annual Expenses table are the charges that will be assessed. These are static charges that do not change for any existing contract owner, so there really is no concept of maximum and/or minimum.

24.	Staff Comment: In the Living Benefit Rider Annual Expenses table, please insert “Charge” after “Guaranteed Minimum Withdrawal Benefit.”

Response: We modified the disclosure accordingly.

Examples (p. 16)

25.	Staff Comment: Since a living benefit rider must be purchased with a Contract, please remove the statement “[t]he minimum amounts do not include any riders.” Please add a statement to the introductory paragraph that the minimum amounts also include the charges of the least expensive rider, but do not include the optional death benefit rider. Please revise the figures in the tables accordingly.

Response: We modified the introductory paragraph accordingly and updated the figures in the table.

How Your Purchase Payments Are Allocated (pp. 21-24)

26.	Staff Comment: The Prospectus states under “Choosing Your Investment Options” that the Company “reserve[s] the right to transfer any remaining Account Value that is not at least $500 to your other Investment Options on a pro rata basis relative to your most recent allocation instructions.” It similarly states under “Transfers and Market-timing Restrictions” that “[i]f your transfer request results in your having a remaining Account Value in an Investment Option that is less than $500 immediately after such transfer, we may transfer that Account Value to your other Investment Options on a pro rata basis, relative to your most recent allocation instructions.” Please supplementally explain the legal basis for this reallocation by the Company.

Response: This is from the Contract (Exhibit 4(a)) provision for PURCHASE PAYMENT PROVISIONS—Minimum Investment Option Value where we inform the Contract Owner of our right to transfer remaining Account Value not meeting the Minimum Investment Option Value of $500 stated in the Contract Specifications (Exhibit 4(a)(1)). The requirement administratively assists us in ensuring that funds allocated are used for the purposes for which the Contract was purchased while also maintaining investment control with the Contract Owner since the remaining Account Value will

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be allocated according to their investment instructions.

Charges, Fees and Deductions

Withdrawal Charge (pp. 24-26)

27.	Staff Comment: The second bullet on page 25 indicates that no withdrawal charge is imposed on the maximum annual withdrawal amount allowed under a living benefit rider. However, the penultimate paragraph under “How the Rider Works,” section of each rider states that “[f]or purposes of this Rider, the term “withdrawal” includes any applicable withdrawal charges.” Each rider also states that “[f]or purposes of this Rider, the term “Withdrawal” includes any Withdrawal Charges and taxes, if applicable.” Please reconcile this inconsistency and revise the Prospectus and/or riders, as necessary.

Response: We have modified disclosure in the prospectus to address this issue. Please see our response to Staff Comment 39 below and in the Prospectus.

Living Benefit Rider Charges (p. 27)

28.	Staff Comment: Please clarify in the third column of the Annual Charge Percentage Table that the charge is equal to one quarter of the Annual Charge Percentage (multiplied by the Protected Payment Base).

Response: We modified the table to add a footnote to the third column to clarify that the amount to be deducted is one quarter of the annual charge percentage multiplied by the Protected Payment Base.

Annuitization (pp. 28-32)

29.	Staff Comment: Under “Choosing Your Annuity Option—Annuity Options” please specify what happens if the Annuitant, in the case of option 1, and Annuitants, in case of option 3, die(s) before the first payment is made or after only a single payment.

Response: We added disclosure to the Annuity Options subsection to specify what happens in these scenarios.

Death Benefits and Optional Death Benefit Riders (pp. 32-36)

30.	Staff Comment: If true, in the definition of “Total Adjusted Purchase Payments” please except out from the Pro Rata Reduction for each prior withdrawal, any withdrawal of Protected Payment amounts and RMD.

Response: We clarified the definition to include withdrawals of Protected Payment amounts and RMDs.

Withdrawals

Optional Withdrawals (pp. 36-38)

31.	Staff Comment: The first paragraph states that a Contract Owner may make partial withdrawals

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from his/her Investment Options beginning 30 days after the Contract Date. Please supplementally explain your legal basis for not permitting a partial withdrawal during the first 30 days after the Contract Date.

Response: This provision protects the Company from Contract Owners purchasing Contracts for the purpose of achieving a commission payout and then immediately withdrawing large amounts from the Contract, which is inconsistent with the purpose of the Contract. However, we note in the Prospectus that we are not currently enforcing this requirement.

32.	Staff Comment: Since the living benefit riders provide for payments after the Contract Value is reduced to zero, in the first sentence of the third paragraph please remove the reference to the Company having the option to terminate the Contract if the Contract Value is less than $1,000. For the same reason, please also remove the second sentence of the paragraph.

Response: We removed the two sentences.

Right to Cancel (“Free Look”) (pp. 38-39)

33.	Staff Comment: The third paragraph states that if state law requires that Purchase Payments must be allocated to Investment Options different than those requested, the Company will comply with state law requirements. Please disclose where money will be held during this period.

Response: We added disclosure to this section to specify the Fidelity VIP Government Money Market as the fund for holding funds in this situation.

34.	Staff Comment: The penultimate paragraph states that “[y]ou will find a complete description of the Free Look period and amount to be refunded that applies to your Contract on the Contract’s cover page.” State variations must be disclosed under “State Considerations” or in an appendix to the Prospectus and cross referenced here.

Response: We included specific state variations from the general rule of 10 calendar day Free Look period in the State Considerations subsection and cross-referenced the subsection in the Prospectus.

Living Benefit Riders

General Information (p. 39)

35.	Staff Comment: Since the living benefit riders will remain in effect until the Prospectus is amended, please delete the statement in the third paragraph and elsewhere in the Prospectus that the living benefit riders available through the Contract may change from time to time.

Response: We have deleted the above reference from the Prospectus accordingly.

Rate Sheet Prospectus Supplement (p. 41)

36.	Staff Comment: Please disclose in this section that all historic rate sheets will be included in an appendix to the Prospectus.

Response: We will include all Rate Sheet Supplements at the beginning of the Prospectus and confirm that we will include the past percentage rates for Contracts signed before May 1, 2021, in

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an appendix to be added with our annual update of the Prospectus.

FIG (Single) (pp. 41-45)

37.	Staff Comment: In the second sentence under the definition of “Designated Life” please replace “or youngest” with “the”.

Response: The disclosure was modified accordingly.

38.	Staff Comment: The last sentence under the definition of “Designated Life” states that “[t]he Designated Life cannot be changed; if a change occurs this Rider will terminate.” Please supplementally explain how a Contract Owner can change a Designated Life when the rider does not permit such a change. If a change is not permitted, please delete “if a change occurs this Rider will terminate.”

Response: We deleted the above referenced portion of the sentence regarding the termination of the Rider if a change occurs.

39.	Staff Comment: Please see Comment 27 above. If withdrawal charges are imposed, in the penultimate paragraph under “How the Rider Works” please bold the sentence “[f]or purposes of this Rider, the term “withdrawal” includes any applicable withdrawal charges.” If taxes will also be included, please revise the foregoing Prospectus disclosure. Please explain that Contract Owners must account for withdrawal charges and applicable taxes to ensure that the withdrawal, inclusive of these amounts, does not exceed the Protected Payment Amount. Please state that this is an issue for withdrawals requested on a “net” basis. As stated under “How the Withdrawal Charge is Determined” on page 26, please consider reiterating here that unless a Contract Owner specifies otherwise, a partial withdrawal request will be processed as a “gross” amount, which means that applicable charges and taxes will be deducted from the requested amount. If a partial withdrawal amount is requested to be a “net” amount, applicable charges and taxes will be added to the requested amount and the withdrawal charges and taxes will be calculated on the grossed up amount.

Response: We modified the above paragraph as follows (new language is underlined):

“For purposes of this Rider, the term "withdrawal" includes any applicable withdrawal charges and taxes (there is no charge for the maximum annual withdrawal amount allowed under the rider). Amounts withdrawn under this Rider will reduce the Contract Value by the amount withdrawn and will be subject to the same conditions, limitations, restrictions and all other fees, charges and deductions, if applicable, as withdrawals otherwise made under the provisions of the Contract. If the withdrawal is requested on a net basis, the Contract Owner must account for any charges and taxes to ensure that the gross withdrawal amount does not exceed the Protected Payment Amount. Unless you specify otherwise, a partial withdrawal amount requested will be processed as a gross amount. Withdrawals under this Rider are not annuity payouts. Annuity payouts generally receive a more favorable tax treatment than other withdrawals.”

40.	Staff Comment: As disclosed in the EIS 2 riders, please consider including the following statement under “How the Rider Works” – “[t]he Protected Payment Base cannot be withdrawn as a lump sum, is not payable as a death benefit, and is not used in calculating any annuity option available under the Contract.”

Response: The statement in EIS 2 (Single) was inserted into the corresponding position in FIG (Single)

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and (Joint) sections, with the clarification that the Protected Payment Base is not used in calculating any annuity option prior to the maximum Annuity Date.

41.	Staff Comment: In the first sentence under “Withdrawal of Protected Payment Amount” the Company states that a Contract Owner “may withdraw up to the Protected Payment Amount each Contract Year …” If true, please clarify here and elsewhere in the Prospectus that the Protected Payment Amount is inclusive of any applicable withdrawal charges and taxes.

Response: We included the additional disclosure in this section and elsewhere in the Prospectus as appropriate.

42.	Staff Comment: In the section “Withdrawals Exceeding the Protected Payment Amount” please explain the consequences to a Contract Owner of requesting a withdrawal that is greater than the Protected Payment Amount or the Contract Value.

Response: We added additional information as follows (new language is underlined):

“If you request a withdrawal that is greater than the Protected Payment Amount, you must have Contract Value that is equal to or greater than the withdrawal amount requested or your Rider will terminate (see the Depletion of Contract Value subsection below).”

43.	Staff Comment: In the sections “Withdrawals Exceeding the Protected Payment Amount” and “Early Withdrawal,” please prominently note that withdrawals in excess of the Protected Payment Amount could have the effect of reducing future benefits by more than the dollar amount of the withdrawal.

Response: We included disclosure in the above referenced sections to clearly state that excessive and early withdrawals may reduce future benefits beyond the dollar amount of the withdrawal.

44.	Staff Comment: Please disclose under “Required Minimum Distributions” that an RMD Withdrawal will end eligibility for the Annual Credit to be added to the Protected Payment Base.

Response: The disclosure was added to the “Required Minimum Distributions” sections accordingly.

45.	Staff Comment: Please delete “(including an RMD Withdrawal)” in the following sentence and add “(except that an RMD Withdrawal may exceed the Protected Payment Amount)” after “that did not exceed the Protected Payment Amount”:

If the youngest Designated Life is age 59½ or older and the Contract Value was reduced to zero by a withdrawal (including an RMD Withdrawal) that did not exceed the Protected Payment Amount, the following will apply …

Response: The above statements were modified accordingly.

46.	Staff Comment: Under “Owner-Elected Resets (Non-Automatic)” please explain the circumstances under which a Contract Owner may wish to effect an Owner-Elected Reset.

Response: We respectfully decline to provide the requested disclosure. A scenario where an Owner-Elected Reset may be used is when no Automatic Resets have occurred and the Designated Life has reached a higher age band (e.g. was 64 years of age and turned 65). The

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attainment of a higher age band may provide for a higher Protected Payment Amount/Enhanced Income Percentage which in turn, could provide a higher annual withdrawal amount. This is a determination and request made by the contract owner and their financial advisor who is in the best position to provide guidance. To state that a particular feature would be advantageous could be considered advice which we are in no position to provide.

47.	Staff Comment: In the second paragraph under “Annuitization” please disclose that the annuity payment the Contract Owner receives could be less than the Protected Payment Amount he/she is entitled to receive for life under the rider.

Response: We modified the paragraph as follows [new disclosure is underlined for your reference]:

“The Protected Payment Base and Protected Payment Amount under this Rider will not be used in determining any annuity payments and your annuity payments received may be less than the Protected Payment Amount.”

48.	Staff Comment: The rider provides that it will automatically terminate if a Contract Owner allocates any portion of his/her Purchase Payments or transfers any portion of the Contract Value to: (i) an investment option that does not comply with the then-current Investment Allocations Requirements or (ii) any fixed-rate General Account Investment Option (if available under the Contract) that is not an allowable option or an allowable transfer under the program. (See also Comment 13 above regarding Investment Allocations Requirements.) Please supplementally explain how a Contract Owner could invest outside of the Investment Allocation Requirements or otherwise outside of the program and whether there are any safeguards to prevent or alert a Contract Owner that he/she is electing an allocation or transfer that will cause the termination of the rider. If not, please consider implementing processes and procedures to prevent improper allocations or transfers and update the disclosure.

Response: See response to comment 13. You are referring to bracketed language in the rider form that will not apply to this product and the riders that will be issued to owners of this product. Therefore, no modifications to the prospectus are required.

49.	Staff Comment: The rider also provides that the Company will send written notice in the event that a rider is involuntarily terminated because of a Contract Owner investment election and that the Contract Owner has ten (10) Business Days from the day the involuntary termination occurs to remedy the termination. Please supplementally explain how the Company monitors for involuntary terminations and the amount of time that typically elapses between an involuntary termination and receipt of the notice of such termination by the Contract Owner. We may have further comments.

Response: See response to comment 13. You are referring to bracketed language in the rider form that will not apply to this product. No modifications to the prospectus are required.

FIG (Joint) (pp. 45-50)

50.	Staff Comment: Please reconcile the disparity between the provisions in the two indented bullets under “the Contract is issued as” near the bottom of page 45 with the parallel provisions in the rider.

Response: We modified the first bullet to include the exclusion of a post-death Non-Qualified contract. We did not modify the second bullet. An Inherited IRA, Inherited Roth IRA, or Inherited TSA/403(b) are not contract types that are allowed under the variable annuity contract so those items were not included.

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51.	Staff Comment: The following disclosure is provided under the “Ownership and Beneficiary Changes” section of the EIS 2 (Joint) rider: “[y]ou are strongly advised to work with your financial professional and consider your options prior to making any Owner, Annuitant and/or Beneficiary changes to your Contract.” Please add this disclosure under the parallel heading in the FIG (Joint) rider.

Response: The disclosure in EIS 2 (Joint) was inserted with FIG (Joint) accordingly.

52.	Staff Comment: Please supplementally confirm that all Owner, Annuitant and/or Beneficiary changes that could adversely affect benefits under the rider are described in the sections cross referenced in last sentence under “Ownership and Beneficiary Changes.”

Response: We hereby confirm that all Owner, Annuitant, and/or Beneficiary changes that may adversely affect benefits under the rider are described in the appropriate cross-referenced sections.

53.	Staff Comment: The rider provides that will terminate if there is a change in ownership that results in the Contract Owner being a trust. The “Termination” section does not list this event as a trigger for termination. Please reconcile this disparity.

Response: We modified the “Termination” section accordingly.

EIS 2 (Single) (pp. 50-54)

54.	Staff Comment: Please add under the definition of “Enhanced Income Amount” that the Enhanced Income Amount will be equal to the Enhanced Income Percentage multiplied by the Protected Payment Base on that day, less withdrawals made during the current Contract Year.

Response: We modified the disclosure accordingly.

55.	Staff Comment: Under the definition of Income Rollover Amount, please explain why the Income Rollover Amount will not apply in a Contract Year if the Income Rollover Amount is greater than the Contract Value on any Contract Anniversary.

Response: Income Rollover Amount that exceeds the Contract Value on any Contract Anniversary indicates that the owner had an opportunity to withdraw the rest of their Enhanced Income Amount in the prior contract year and deplete the Contract Value, which in turn would trigger the Guaranteed Lifetime Income Amount the following contract year, but instead opted to rollover the unwithdrawn amounts. This could trigger an additional year of the Enhanced Income Amount before dropping to the Guaranteed Lifetime Income Amount. While the client has the flexibility to defer income in this situation, we wanted to protect against withdrawal manipulation for the sole purpose of taking advantage a of loophole which allows the client to receive both the Enhanced Income Amount and Income Rollover Amount in the following Contract year.

56.	Staff Comment: In the second sentence under “Depletion of Contract Value,” please add “(excluding an RMD withdrawal)” after “the Enhanced Income Amount plus any Income Rollover Amount”.

Response: We modified the disclosure accordingly.

EIS 2 (Joint) (pp. 54-60)

Ms. Yoon Choo

June 5, 2020

57.	Staff Comment: In the sentence under “Reset of Protected Payment Base--Automatic Reset,” please add “, after any Annual Credits are applied,” after “if the Protected Payment Base”.

Response: We modified the definition accordingly.

58.	Staff Comment: The first two sentences under “Continuation of Rider if Surviving Spouse Continues Contract” are inconsistent with the rider terms which provide that the Surviving Spouse may continue to take withdrawals of the Enhanced Income Amount plus any Income Rollover Amount or the Guaranteed Lifetime Income Amount. Please reconcile this inconsistency.

Response: The Surviving Spouse who elects to continue the Contract will continue to receive the benefits under the Rider, unless the Contract Value is zero at the time of the Owner’s death, in which case the Surviving Spouse will receive the Guaranteed Lifetime Income Amount. The rider terms stating that the Surviving Spouse who elects to continue the Contract may continue to receive “the current [Enhanced Income Amount] plus any applicable Income Rollover Amount or [the Guaranteed Lifetime Income Amount]” refers to the two potential income payment arrangements resulting from the Contract’s continuation (as determined by the Contract Value at the time of the Owner’s death) rather than providing the Surviving Spouse who elects to continue the Contract the choice between the two income payment arrangements. We believe that the disclosure in the Prospectus explaining the two potential outcomes resulting a Surviving Spouse’s election to continue the Contract accurately and fully explains this distinction.

59.	Staff Comment: Under “Continuation of Rider if Surviving Spouse Continues Contract” please clarify whether the Guaranteed Lifetime Income Amount also will be based on the age when the Surviving Spouse first takes a withdrawal.

Response: We updated the disclosure to reflect that the Guaranteed Lifetime Income Amount will be based on the age of the Surviving Spouse when the Contract Value reaches zero, as well as the manner in which the Contract Value reaches zero (e.g., such as by an excessive or non-excessive withdrawal).

Additional Information

Confirmations, Statements and Other Reports to Contract Owners (p. 72)

60.	Staff Comment: Please delete the following statement in the second paragraph of the section or supplementally explain how it is consistent with FINRA NTM 06-72:

We assume transactions are accurate unless you notify us otherwise within 30 calendar days of receiving the transaction confirmation or, if the transaction is first confirmed on the quarterly statement, within 30 calendar days of receiving the quarterly statement. All transactions are deemed final and may not be changed after the applicable 30 calendar day period.

Response: We replaced the referenced paragraph with the following:

“If you suspect an error on a confirmation or quarterly statement, you must notify us in writing as soon as possible, preferably within 90 calendar days from receiving the transaction confirmation or if the transaction is first confirmed on the quarterly statement, within 90 calendar days of receiving the quarterly statement.”

Ms. Yoon Choo

June 5, 2020

Distribution Arrangements (pp. 72-73)

61.	Staff Comment: The disclosure under “Additional Compensation and Revenue Sharing” states that “[s]ubject to applicable FINRA rules and other applicable laws and regulations, PSD and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests and/or promotions in which participating firms and their salespersons may receive prizes such as merchandise, cash, or other awards.” Please supplementally confirm that the Company has reviewed this disclosure in light of Regulation Best Interest.

Response: We removed “sales contests” from this section and confirm that the remaining language has been reviewed against, and is consistent with, Regulation Best Interest.

State Considerations (pp. 74-78)

62.	Staff Comment: The third section of the first paragraph states that state “variations are reflected in your Contract and in Riders or Endorsements to your Contract.” All material state variations must be specified in this section or in an appendix to the Prospectus. Please confirm that all material variations are discussed in the Prospectus or revise the disclosure accordingly.

Response: We confirm that the prospectus discusses the material state variations. We additionally added disclosure to the State Considerations subsection regarding Free Look periods—please see our response to Staff Comment 34.

63.	Staff Comment: Please consider revising the California discussion so that only variations from the standard disclosure provided in the front of the Prospectus are highlighted in this section.

Response: Thank you for the comment. Given the number of California differences, we added additional disclosure in the California state variations section to provide more context, continuity, and better understanding (similar disclosure from the body of the prospectus primarily occurs in the Death Benefit provisions).  We desire to keep the California state variation language as is and we respectfully decline to make any changes to this section for California variations.

Appendices A and B (pp. 82-105)

64.	Staff Comment: We note that a 5% withdrawal was assumed for purposes of the withdrawal amount calculations. Please confirm that this percentage is within the range of withdrawal percentages the Company intends to offer under each rider.

Response: We confirm that the 5% withdrawal assumed for the examples are within the range and/or very close to the withdrawal percentages. We used 5% so it is easier for the contract owner to follow the calculations. If the current rates change significantly after the date of this response, we will make any necessary modifications.

65.	Staff Comment: If true, please explain that Contract Owners must account for any Withdrawal Charge and applicable taxes in the withdrawal request to ensure that the Withdrawal, including any Withdrawal Charge and applicable taxes, does not exceed the Protected Payment Amount/ Enhanced Income Amount plus any Income Rollover Amount. Please state that this is an issue for

Ms. Yoon Choo

June 5, 2020

withdrawals requested on a “net” basis. If appropriate, please revise the heading “Withdrawal” in the tables to “Withdrawal (including any Withdrawal Charges and applicable taxes). Please include at least one example of this calculation in the sample calculations in each Appendix.

Response: We added the requested disclosure to the appropriate example headings and included the calculation of charges and/or taxes calculations to an example in each Appendix.

Financial Highlights (Condensed Financial Information) (p. 106)

66.	Staff Comment: Please confirm supplementally that condensed financial information has not been provided for any Subaccount offered under the Contract because no such Subaccount has commenced operations as of the date of the Prospectus. Alternatively, if any Subaccount has been previously made available under any other contract offered through the same separate account (e.g., the other contract has the same underlying fund option and same total separate account expense), then please include in the Prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). (See Instruction 1 to Item 4(a) of Form N-4.)

Response: We hereby confirm that the exclusion of condensed financial information is correct since there are no other Subaccounts with the same separate account expenses.

RIDER EXHIBITS

67.	Staff Comment: The Prospectus states that “[a]ll available Variable Investment Options are allowable Investment Options for rider purposes.” However, we note that the investment options listed in the FIG and EIS 2 riders are not identical. Please reconcile.

Response: The disclosure in the prospectus is accurate. As mentioned in previous comments, the riders are utilized with other variable annuity products and the funds listed are bracketed when filed with the Interstate Compact Commission to allow for variability. No changes will be made.

POWERS OF ATTORNEY

68.	Staff Comment: The Powers of Attorney incorporated by reference into the registration statements do not appear to cover these registration statements. Please execute and file new Powers of Attorney with the pre-effective amendments authorizing the filing of these registration statements.

Response: We will file updated Powers of Attorney by a Pre-Effective Amendment.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (402) 574-3128. Thank you.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez